UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
       TORTOISE ACQUISITION CORP.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
89154L100
(CUSIP Number)
December 31, 2020
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule* is filed:

[     ]Rule 13d-1(b)
[  X  ]Rule 13d-1(c)
[     ]Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting* person's initial filing on this form with respect to the subject class* of securities, and for any subsequent amendment containing information which* would alter disclosures provided in a prior cover page. The information* required on the remainder of this cover page shall not be deemed to be "filed"* for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")* or otherwise subject to the liabilities of that section of the Act but shall be* subject to all other provisions of the Act (however, see the Notes).







1.

NAMES OF REPORTING PERSONS

Deep Basin Capital LP


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)[     ]
(b)[  X  ]


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware








NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.

SOLE VOTING POWER

0


6.

SHARED VOTING POWER

0


7.

SOLE DISPOSITIVE POWER

0


8.

SHARED DISPOSITIVE POWER

0





9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%


12.

TYPE OF REPORTING PERSON (see instructions)

IA






1.

NAMES OF REPORTING PERSONS

Deep Basin Long-Short Master Fund LP


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)[     ]
(b)[  X  ]


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands






NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.

SOLE VOTING POWER

0


6.

SHARED VOTING POWER

0


7.

SOLE DISPOSITIVE POWER

0


8.

SHARED DISPOSITIVE POWER

0






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)


11.


PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%


12.

TYPE OF REPORTING PERSON (see instructions)

PN









Item 1.
(a) Name of Issuer
Tortoise Acquisition Corp.
(b) Address of Issuer's principal executive offices
452 Fifth Avenue, 14th Floor, New York, New York 10018

Item 2.
(a) Name of person filing
This Schedule 13G is being filed on behalf of Deep Basin Capital LP*
("Deep Basin") and Deep Basin Long-Short Master Fund LP (the "Fund")* with respect to the shares of Class A Common Stock, $0.0001 par value* per share (the "Common Stock"), of Tortoise Acquisition Corp., a Delaware* corporation (the "Issuer"). Deep Basin acts as investment manager to, and* exercises investment discretion with respect to the Common Stock directly* owned by, a number of accounts and investment vehicles, including the Fund. The filing of this statement should not be construed as an admission that* Deep Basin is, for the purpose of Section 13 of the Act, the beneficial owner* of the Common Stock reported herein.
(b) Address or principal business office or, if none, residence
484 Pacific Street, Stamford, Connecticut 06902
(c) Citizenship
See Row 4 of each Cover Page.
(d) Title of class of securities
Class A Common Stock, par value $0.0001 per share
(e) CUSIP No.
89154L100

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b)* or (c), check whether the person filing is a:
(a)[     ]Broker or dealer registered under section 15 of the Act (15 U.S.C.*
78o).
(b)[     ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)[     ]Insurance company as defined in section 3(a)(19) of the Act (15*
U.S.C.78c).
(d)[ ]Investment company registered under section 8 of the Investment* Company Act of 1940 (15 U.S.C. 80a-8).
(e)[     ]An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)[ ]An employee benefit plan or endowment fund in accordance with 240.* 13d-1(b)(1)(ii)(F);
(g)   A parent holding company or control person in accordance with 240.13d-1*
(b)(1)(ii)(G);
(h)[ ]A savings associations as defined in Section 3(b) of the Federal* Deposit Insurance Act (12 U.S.C. 1813);
(i)[ ]A church plan that is excluded from the definition of an investment* company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.* 80a-3);
(j)[     ]A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)[     ]Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J),* please specify the type of institution:

Item 4. Ownership.
The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each* Cover Page and is incorporated herein by reference.
Deep Basin expressly declares that this filing shall not be construed as an* admission that it is, for the purposes of Sections 13(d) or 13(g) of the Act,* the beneficial owner of any securities covered by this filing.

Item 5. Ownership of 5 Percent or Less of a Class.
This Schedule 13G constitutes an exit filing for the Fund.
If this statement is being filed to report the fact that as of the date hereof* the reporting person has ceased to be the beneficial owner of more than 5* percent of the class of securities, check the following [X].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired* the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8. Identification and Classification of Members of the Group.
Not applicable.

Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the* securities referred to above were not acquired and are not held for the* purpose of or with the effect of changing or influencing the control of the* issuer of the securities and were not acquired and are not held in connection* with or as a participant in any transaction having that purpose or effect,* other than activities solely in connection with a nomination under 240.14* a-11.


SIGNATURES
After reasonable inquiry and to the best of each of the undersigned's knowledge* and belief, each of the undersigned certifies that the information set forth in* this statement is true, complete and correct.

DATED: February 16, 2021
DEEP BASIN CAPITAL LP

By: /s/ Christian G. Hildenbrand
Christian G. Hildenbrand, Chief Compliance Officer

DEEP BASIN LONG-SHORT MASTER FUND LP
BY: DEEP BASIN LONG-SHORT FUND GP LLC, its general partner

By: /s/ Christian G. Hildenbrand
Christian G. Hildenbrand, Chief Compliance Officer



CUSIP No. 89154L100

13G

Page 5 of 6 Pages